UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Triton International Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9078F107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Warburg Pincus X Partners, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 289,779 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 289,779 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 289,779 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 Less than 1% (2)
12	Type of Reporting Person PN

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Warburg Pincus (Callisto-II) Private Equity X, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,998,090 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,998,090 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,998,090 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.7% (2)
12	Type of Reporting Person PN

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Warburg Pincus (Europa-II) Private Equity X, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,023,417 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,023,417 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,023,417 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.8% (2)
12	Type of Reporting Person PN

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Warburg Pincus (Ganymede-II) Private Equity X, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,008,504 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,008,504 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,008,504 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.7% (2)
12	Type of Reporting Person PN

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Warburg Pincus (Europa) X LLC
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,023,417 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,023,417 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,023,417 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.8% (2)
12	Type of Reporting Person OO

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Warburg Pincus (Ganymede) X LLC
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,008,504 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,008,504 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,008,504 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.7% (2)
12	Type of Reporting Person OO

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Warburg Pincus X, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,319,790 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,319,790 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,319,790 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.6% (2)
12	Type of Reporting Person PN

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Warburg Pincus X GP L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,319,790 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,319,790 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,319,790 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.6% (2)
12	Type of Reporting Person PN

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons WPP GP LLC
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,319,790 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,319,790 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,319,790 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.6% (2)
12	Type of Reporting Person OO

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Warburg Pincus Partners, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,319,790 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,319,790 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,319,790 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.6% (2)
12	Type of Reporting Person PN

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Warburg Pincus Partners GP LLC
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,319,790 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,319,790 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,319,790 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.6% (2)
12	Type of Reporting Person OO

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Warburg Pincus & Co.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,319,790 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,319,790 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,319,790 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.6% (2)
12	Type of Reporting Person PN

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Warburg Pincus LLC
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,319,790 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,319,790 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,319,790 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.6% (2)
12	Type of Reporting Person OO

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Charles R. Kaye
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,319,790 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,319,790 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,319,790 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.6% (2)
12	Type of Reporting Person IN

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons Joseph P. Landy
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,319,790 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,319,790 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,319,790 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.6% (2)
12	Type of Reporting Person IN

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons ICIL Triton Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0% (2)
12	Type of Reporting Person PN

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

CUSIP No. G9078F107		13G
1	Name of Reporting Persons WP Triton Manager Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0% (2)
12	Type of Reporting Person OO

(1)         Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares (as defined in Item 2(d) of this Schedule 13G) of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

(2)         Calculations are based on 80,687,757 Common Shares outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

SCHEDULE 13G

This Amendment No. 1 (this “Amendment”) amends and restates in its entirety the Schedule 13G filed by the Warburg Pincus Reporting Persons (as defined below) on February 14, 2017 (the “Original Schedule 13G” and as amended by this Amendment, this “Schedule 13G”).

Item 1(a)	Name of Issuer. The name of the issuer is Triton International Limited (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 22 Victoria Street, Hamilton HM12, Bermuda.

Item 2(a)

Name of Person Filing.

The shareholders of the Issuer are (i) Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WP X Partners”), (ii) Warburg Pincus (Callisto-II) Private Equity X, L.P., a Delaware limited partnership (“WP Callisto-II”), (iii) Warburg Pincus (Europa-II) Private Equity X, L.P., a Delaware limited partnership (“WP Europa-II”), and (iv) Warburg Pincus (Ganymede-II) Private Equity X, L.P., a Delaware limited partnership (“WP Ganymede-II”, together with WP X Partners, WP Callisto-II and WP Europa-II, the “WP Shareholders”). Warburg Pincus (Europa) X LLC, a Delaware limited liability company (“WP Europa”), is the general partner of WP Europa II. Warburg Pincus (Ganymede) X LLC, a Delaware limited liability company (“WP Ganymede”), is the general partner of WP Ganymede II. Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”), is (i) the general partner of WP X Partners and WP Callisto-II, and (ii) the sole member of WP Europa and WP Ganymede. Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP”), is the general partner of WP X LP. WPP GP LLC, a Delaware limited liability company (“WPP GP”), is the general partner of WP X GP. Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), is the managing member of WPP GP. Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”), is the general partner of WP Partners. Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WPP GP LLC. Warburg Pincus LLC, a New York limited liability company (“WP LLC”, and together with the WP Shareholders, WP Europa, WP Ganymede, WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC and WP, the “Warburg Pincus Entities”), is the manager of the WP Shareholders.

On February 27, 2017, ICIL Triton Holdings, L.P., a Bermuda exempted limited partnership (“ICIL-Triton”), distributed all of its Common Shares of the Issuer to its limited partner in connection with a pro rata distribution to its partners. As a result, ICIL-Triton and WP Triton Manager Ltd., a Bermuda exempted company (“WP Triton Manager”) and the general partner of ICIL-Triton, no longer beneficially own any Common Shares of the Issuer.

Charles R. Kaye and Joseph P. Landy, each a United States citizen, Managing General Partner of WP and Managing Member and Co-Chief Executive Officer of WP LLC, may be deemed to control the Warburg Pincus Entities. Each of Messrs. Kaye and Landy expressly disclaim beneficial ownership of all Common Shares held by the Warburg Pincus Entities.

Each of Messrs. Kaye and Landy, together with the Warburg Pincus Entities, ICIL-Triton and WP Triton Manager, are collectively referred to herein as the “Warburg Pincus Reporting Persons”. This Schedule 13G is filed on behalf of the Warburg Pincus Reporting Persons.

Item 2(b)	Address of Principal Business Office. The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

Item 2(c)	Citizenship. See Item 2(a).

Item 2(d)	Title of Class of Securities. Common shares, par value $0.01 per share (the “Common Shares”).

Item 2(e)	CUSIP Number. G9078F107

Item 3	If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
		☒	Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);
	(e)	☐	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K).

Item 4	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

On November 9, 2015, the WP Shareholders and ICIL-Triton entered into that certain Sponsor Shareholders Agreement (Warburg Pincus) by and among (i) the Issuer, (ii) the WP Shareholders, (iii) ICIL-Triton and (iv) Tulip Growth PCC Limited, a protected cell company formed under the laws of Guernsey (“Tulip”) (as amended, the “Shareholders Agreement”). On December 20, 2016, Bharti Global Limited, a private limited company formed under the laws of Jersey (“BGL”, together with the WP Shareholders, ICIL-Triton and Tulip, the “Sponsor Shareholder Group”) entered into a joinder agreement to the Shareholders Agreement. The Shareholders Agreement sets forth certain governance arrangements and contains various provisions relating to, among other things, board designation rights, the acquisition of additional equity interests in the Issuer, prohibitions on taking certain actions relating to the Issuer, transfer restrictions, voting agreements and registration rights. The Sponsor Shareholder Group holds an aggregate total of 17,197,380 Common Shares of the Issuer (approximately 21.3% of the outstanding Common Shares of the Issuer), 9,319,790 of which were held by Warburg Pincus Reporting Persons as of December 31, 2017. The foregoing is calculated based upon the 7,877,590 Common Shares of the Issuer beneficially owned by BGL as of September 8, 2017, as reported in Amendment No.1 to the Schedule 13D of BGL filed with the Commission on September 8, 2017.

Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

In addition, by virtue of the rights and obligations under the Shareholders Agreement, the Warburg Pincus Reporting Persons, BGL and Tulip may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. This filing shall not be deemed an admission that the Warburg Pincus Reporting Persons, BGL and Tulip constitute a “group” for purposes of Section 13(d) of the Exchange Act, and the Warburg Pincus Reporting Persons expressly disclaim membership in any such group.

The percentages used herein are calculated based upon the 80,687,757 Common Shares of the Issuer outstanding, as of November 8, 2017, as reported in the Form 10-Q of the Issuer filed with the Commission on November 13, 2017.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8	Identification and Classification of Members of the Group.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange Act. The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares of the Issuer other than the Common Shares of the Issuer owned of record by such Warburg Pincus Reporting Person.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P.

Its: General Partner

By: Warburg Pincus X GP L.P.

Its: General Partner

By: WPP GP LLC

Its: General Partner

By: Warburg Pincus Partners, L.P.

Its: Managing Member

By: Warburg Pincus Partners GP LLC

Its: General Partner

By: Warburg Pincus & Co.

Its: Managing Member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Partner

WARBURG PINCUS (CALLISTO-II) PRIVATE EQUITY X, L.P.

 By: Warburg Pincus X, L.P.

 Its: General Partner

 By: Warburg Pincus X GP L.P.

 Its: General Partner

 By: WPP GP LLC

 Its: General Partner

 By: Warburg Pincus Partners, L.P.

 Its: Managing Member

 By: Warburg Pincus Partners GP LLC

 Its: General Partner

 By: Warburg Pincus & Co.

Its: Managing Member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Partner

WARBURG PINCUS (EUROPA-II) PRIVATE EQUITY X, L.P.

By: Warburg Pincus (Europa) X LLC

Its: General Partner

By: Warburg Pincus X, L.P.

Its: Sole Member

By: Warburg Pincus X GP L.P.

Its: General Partner

By: WPP GP LLC

Its: General Partner

By: Warburg Pincus Partners, L.P.

Its: Managing Member

By: Warburg Pincus Partners GP LLC

Its: General Partner

By: Warburg Pincus & Co.

Its: Managing Member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Partner

WARBURG PINCUS (GANYMEDE-II) PRIVATE EQUITY X, L.P.

By: Warburg Pincus (Ganymede) X LLC
Its: General Partner

By: Warburg Pincus X, L.P.
Its: Sole Member

By: Warburg Pincus X GP L.P.
Its: General Partner

By: WPP GP LLC
Its: General Partner

By: Warburg Pincus Partners, L.P.
Its: Managing Member

By: Warburg Pincus Partners GP LLC
Its: General Partner

By: Warburg Pincus & Co.
Its: Managing Member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Partner

WARBURG PINCUS (EUROPA) X LLC

By: Warburg Pincus X, L.P.

Its: Sole Member

By: Warburg Pincus X GP L.P.

Its: General Partner

By: WPP GP LLC

Its: General Partner

By: Warburg Pincus Partners, L.P.

Its: Managing Member

By: Warburg Pincus Partners GP LLC

Its: General Partner

By: Warburg Pincus & Co.

Its: Managing Member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Partner

WARBURG PINCUS (GANYMEDE) X LLC

By: Warburg Pincus X, L.P.

Its: Sole Member

By: Warburg Pincus X GP L.P.

Its: General Partner

By: WPP GP LLC

Its: General Partner

By: Warburg Pincus Partners, L.P.

Its: Managing Member

By: Warburg Pincus Partners GP LLC

Its: General Partner

By: Warburg Pincus & Co.

Its: Managing Member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X GP L.P.

Its: General Partner

By: WPP GP LLC

Its: General Partner

By: Warburg Pincus Partners, L.P.

Its: Managing Member

By: Warburg Pincus Partners GP LLC

Its: General Partner

By: Warburg Pincus & Co.

Its: Managing Member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Partner

WARBURG PINCUS X GP L.P.

By: WPP GP LLC

Its: General Partner

By: Warburg Pincus Partners, L.P.

Its: Managing Member

By: Warburg Pincus Partners GP LLC

Its: General Partner

By: Warburg Pincus & Co.

Its: Managing Member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Partner

WPP GP LLC

By: Warburg Pincus Partners, L.P.

Its: Managing Member

By: Warburg Pincus Partners GP LLC

Its: General Partner

By: Warburg Pincus & Co.

Its: Managing Member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Partner

WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC

Its: General Partner

By: Warburg Pincus & Co.

Its: Managing Member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co.

Its: Managing Member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Partner

WARBURG PINCUS & CO.

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Partner

WARBURG PINCUS LLC

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:  Managing Director

ICIL TRITON HOLDINGS, L.P.

By: WP Triton Manager Ltd.

Its: General Partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Director

WP TRITON MANAGER LTD.

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Director

CHARLES R. KAYE

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Attorney-in-fact*

JOSEPH P. LANDY

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title:   Attorney-in-fact*

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. and is hereby incorporated by reference.

Exhibit Index

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

________

* Incorporated herein by reference to the Joint Filing Agreement by and among the Warburg Pincus Reporting Persons, dated as of February 14, 2017, which was previously filed with the Commission as Exhibit 99.1 to the Original Schedule 13G on February 14, 2017.